November 5, 2003


                 Highlights of Unconsolidated Financial Results
                             for FY2004 Semi-Annual
                   (April 1, 2003 through September 30, 2003)
         (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                (Billions of yen unless otherwise specified)
------------------------------ -------------- -------------------------------- ----------------------------------------------
                                  FY2003              FY2004 semi-annual                   FY2004 Forecast
                                semi-annual                                             (Apr. 2003 through Mar. 2004)
                                (Apr. 2002     (Apr. 2003       % of change
                                  through      through Sep.     from previous    Revised        % of change        Initial
                                Sep. 2002)        2003)          semi-annual     Forecast       from FY2003        Forecast
============================== ============== ================ =============== =============== ================ =============
Domestic vehicle production          1,676            1,682            0.4%           3,500           - 0.4%        3,330
(Thousand units)
------------------------------ -------------- ---------------- --------------- --------------- ---------------- -------------
Overseas vehicle production          1,093            1,302           19.2%           2,740            23.7%        2,450
(Thousand units)
------------------------------ -------------- ---------------- --------------- --------------- ---------------- -------------
Domestic vehicle sales                 800              830            3.8%           1,760             2.1%        1,750
(Thousand units)
------------------------------ -------------- ---------------- --------------- --------------- ---------------- -------------
Exports                                891              890          - 0.2%           1,820           - 0.9%        1,650
(Thousand units)
------------------------------ -------------- ---------------- --------------- --------------- ---------------- -------------
Houses                               1,470            1,951           32.7%           4,100            14.6%        3,600
(Units)
------------------------------ -------------- ---------------- --------------- --------------- ---------------- -------------
Net sales                          4,204.7          4,302.1            2.3%         8,700.0           - 0.4%      8,300.0
 Domestic                          1,607.3          1,667.5            3.7%
 Export                            2,597.4          2,634.5            1.4%
------------------------------ -------------- ---------------- --------------- --------------- ---------------- -------------
Operating income                     471.3            459.1          - 2.6%           720.0          - 16.4%        620.0
[Income ratio]                     [11.2%]          [10.7%]                          [8.3%]
------------------------------ -------------- ---------------- --------------- --------------- ---------------- -------------
Ordinary income                      481.7            510.5            6.0%           800.0          - 10.4%        670.0
[Income ratio]                     [11.5%]          [11.9%]                          [9.2%]
------------------------------ -------------- ---------------- --------------- --------------- ---------------- -------------
Income before income taxes           644.2            510.5         - 20.7%           780.0          - 26.1%        670.0
[Income ratio]                     [15.3%]          [11.9%]                          [9.0%]
------------------------------ -------------- ---------------- --------------- --------------- ---------------- -------------
Net income                           382.2            338.0         - 11.6%           510.0          - 19.6%        440.0
[Income ratio]                      [9.1%]           [7.9%]                          [5.9%]
------------------------------ -------------- -------------------------------- -------------------------------- -------------
Factors contributing to                       Operating income decreased by    Operating income is expected
increases and decreases in                    12.2 billion yen.                to decrease by 141.3 billion
operating income                                                               yen.

                                              (Decrease)                       (Decrease)
                                              Marketing activities   - 50.0    Effects of changes    - 210.0
                                              Effects of changes     - 30.0    in exchange rates
                                              in exchange rates                Marketing activities   - 30.0
                                              Increases in R&D       - 12.2    Increases in R&D       - 61.3
                                              expenses, etc.                   expenses, etc.

                                              (Increase)                       (Increase)
                                              Cost reduction efforts   80.0    Cost reduction efforts  160.0
------------------------------ -------------- -------------------------------- -------------------------------- -------------
Exchange rates                 (yen)123/US$            (yen)118/US$                     (yen)112/US$            (yen)115/US$
                               (yen)117/Euro           (yen)134/Euro                    (yen)129/Euro           (yen)125/Euro
------------------------------ -------------- -------------------------------- -------------------------------- -------------
Capital investment                   111.6                 120.3                            290.0                  300.0
------------------------------ -------------- -------------------------------- -------------------------------- -------------
Depreciation expenses                130.5                 123.5                            250.0                  260.0
------------------------------ -------------- -------------------------------- -------------------------------- -------------
R&D expenses                         251.3                 259.0                            600.0                  600.0
------------------------------ -------------- -------------------------------- -------------------------------- -------------
Interest-bearing debt                550.6                 533.6
------------------------------ -------------- -------------------------------- -------------------------------- -------------
Performance evaluation                             Increase in sales and
                                                decrease in ordinary income
------------------------------ -------------- -------------------------------- -------------------------------- -------------
Number of employees                 66,874                66,099
------------------------------ -------------- -------------------------------- -------------------------------- -------------

Cautionary Statement with Respect to Forward-Looking Statements

   This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.